EXHIBIT 12.1

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

Excluding Interest on Deposits
	Three Months
	Ended March 31,		For the year ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Income before income taxes,
extraordinary item and cumulative effect of
accounting changes	$9,753	$22,522	$50,573	$48,580	$32,793	$29,544	$30,019
Income tax expense	4,102	8,738	19,948	18,946	12,788	11,393	11,880
Net income	5,651	13,784	30,625	29,634	20,005	18,151	18,139
Fixed charges:
FHLB borrowings	3,832	1,081	7,272	5,175	5,672	4,790	1,773
Collateralized mortgage obligations	0	62	71	1,076	2,301	6,209	10,901
Junior subordinated debentures	1,680	1,489	6,159	0	0	0	0
Minority interest in income of subsidiary	0	0	0	6,083	3,481	2,967	478
Total fixed charges	5,152	2,632	13,502	12,334	11,454	13,966	13,152
Earnings (for ratio calculation)	15,265	25,154	64,075	60,914	44,247	43,510	43,171
Ratio of earnings to fixed charges	2.77x	9.56x	4.75x	4.94x	3.86x	3.12x	3.28x

Including Interest on Deposits
	Three Months
	Ended March 31,		For the year ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Income before income taxes,
extraordinary item and cumulative effect of
accounting changes	$9,753	$22,522	$50,573	$48,580	$32,793	$29,544	$30,019
Income tax expense	4,102	8,738	19,948	18,946	12,788	11,393	11,880
Net income	5,651	13,784	30,625	29,634	20,005	18,151	18,139
Fixed charges:
Deposit Accounts	9,498	6,514	27,916	24,616	29,349	52,864	55,968
FHLB borrowings and other borrowings	3,832	1,081	7,272	5,175	5,672	4,790	1,773
Collateralized mortgage obligations	0	62	71	1,076	2,301	6,209	10,901
Junior subordinated debentures	1,680	1,489	6,159	0	0	0	0
Minority interest in income of subsidiary	0	0	0	6,083	3,481	2,967	478
Total fixed charges	15,010	9,146	41,418	36,950	40,803	66,830	69,120
Earnings (for ratio calculation)	24,763	31,668	91,991	85,530	73,596	96,374	99,139
Ratio of earnings to fixed charges	1.65x	3.46x	2.22x	2.31x	1.80x	1.44x	1.43x